UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Option Care Health, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

68404L 102
(CUSIP Number)

Robert Goedert, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 312-862-7317
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68 404L 102	SCHEDULE 13D	Page 1 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Amount consists of 570,454,995 shares of Option Care Health, Inc., a Delaware corporation, formerly known as BioScrip, Inc. (“Option Care Health” or the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) issued to HC Group Holdings I, LLC (“HC I” or “Omega Parent”). Madison Dearborn Partners, LLC (“MDP LLC”) may be deemed to have beneficial ownership of such shares as MDP LLC is the general partner of Madison Dearborn Partners VI-A&C, L.P. (“MDP VI-A&C”), which in turn is the general partner of Madison Dearborn Capital Partners VI-A, L.P. (“MDCP VI-A”).

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 2 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners VI-A&C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. MDP VI-A&C may be deemed to have beneficial ownership of such shares as MDP VI-A&C is the general partner of MDCP VI-A.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 3 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Capital Partners VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. MDCP VI-A may be deemed to have beneficial ownership of such shares as MDCP VI-A is a controlling equityholder of MDP HC Holdings, LLC (“MDP HC”).

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 4 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MDP HC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. MDP HC may be deemed to have beneficial ownership of such shares as MDP HC is the controlling equityholder of HC I.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 5 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC Group Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 6 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elizabeth Q. Betten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. Elizabeth Q. Betten may be deemed to have beneficial ownership of such shares as Ms. Betten serves on the Board of Managers of HC I, is a limited partner of MDP VI-A&C, is a Managing Director of MDP LLC and serves on the board of directors of the Issuer.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 7 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. Timothy Sullivan may be deemed to have beneficial ownership of such shares as Mr. Sullivan serves on the Board of Managers of HC I, is a limited partner of MDP VI-A&C, is a Managing Director of MDP LLC and serves on the board of directors of the Issuer.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 8 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Finnegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. Paul J. Finnegan may be deemed to have beneficial ownership of such shares as Mr. Finnegan is one of two members of a limited partner committee that, by majority vote, controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 9 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samuel M. Mencoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 570,454,995 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 570,454,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,454,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Amount consists of 570,454,995 shares of Common Stock issued to HC I. Samuel M. Mencoff may be deemed to have beneficial ownership of such shares as Mr. Mencoff is one of two members of a limited partner committee that, by majority vote, controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(2) The percentage ownership is based upon 703,094,114 shares of Common Stock issued and outstanding as of August 6, 2019.

CUSIP 68 404L 102	SCHEDULE 13D	Page 10 of 21

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”) of Option Care Health, Inc., a Delaware corporation, formerly known as BioScrip, Inc. (“Option Care Health” or the “Issuer”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Option Care Health’s principal executive offices are located at 3000 Lakeside Dr., Suite 300N, Bannockburn, Illinois 60015.

Item 2. Identity and Background.

(a) - (c), (f)

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Exchange Act: (i)  HC Group Holdings I, LLC, a Delaware limited liability company (“HC I” or “Omega Parent”); (ii) MDP HC Holdings, LLC, a Delaware limited liability company (“MDP HC”) (iii) Madison Dearborn Capital Partners VI-A, L.P., a Delaware limited partnership (“MDCP VI-A”); (iv) Madison Dearborn Partners VI-A&C, L.P., a Delaware limited partnership (“MDP VI-A&C”); (v) Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP LLC”); (vi) Elizabeth Q. Betten; (vii) Timothy Sullivan; (viii) Paul J. Finnegan and (ix) Samuel M. Mencoff (collectively, the “Reporting Persons”).

The business address of all Reporting Persons is c/o Madison Dearborn Partners, LLC, Suite 4600, 70 West Madison Street, Chicago, Illinois 60602.

Messrs. Sullivan, Finnegan and Mencoff, and Ms. Betten are citizens of the United States.

The principal business of HC I is to be the controlling equityholder of the Issuer. The principal business of MDP HC Holdings, LLC is to be the controlling equityholder of HC I. The principal business of each MDCP VI-A and MDP VI-A&C is that of a limited partnership focusing primarily on multiple investment strategies. The principal business of MDP LLC is that of a limited liability company focusing primarily on multiple investment strategies. Elizabeth Q. Betten and Timothy Sullivan serve on the Board of Managers of HC I, are limited partners of MDP VI-A&C, are Managing Directors of MDP LLC and serve on the board of directors of the Issuer. Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee that (by majority vote) controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

In connection with the Mergers, as defined below, and to (among other things) finance a portion of the Mergers, HC Group Holdings II, Inc., a Delaware corporation (“HC II” or “Omega”), whose sole shareholder was Omega Parent, and the Issuer entered into (i) a first lien term loan credit agreement among HC Group Holdings II, LLC (“HC II, LLC”), as the Initial Borrower prior to the debt assumption, the Issuer, as Parent Borrower, upon the consummation of the debt assumption, the guarantors party thereto from time to time, Bank of America, N.A., as the Administrative Agent, the lenders party thereto from time to time, and the other parties party thereto from time to time, dated as of August 6, 2019 (the “First Lien Credit Agreement”), pursuant to which the Initial Borrower incurred a $925 million senior secured first lien term loan facility (the “First Lien Term Loan Facility”); (ii) an ABL credit agreement among HC II, LLC, as the Initial Borrower prior to the debt assumption, the Issuer, as Parent Borrower, upon the consummation of the debt assumption, the other borrowers and guarantors party thereto from time to time, Bank of America, N.A., as the Administrative Agent, Swing Line Lender and Issuing Bank, and the other parties party thereto from time to time, dated as of August 6, 2019 (the “ABL Credit Agreement”), pursuant to which the lenders party thereto have made available a $150 million senior secured first lien asset-based revolving credit facility and (iii) an indenture among HC II, LLC, as the Initial Issuer prior to the debt assumption, the Issuer, as Parent Issuer, upon the consummation of the debt assumption, subsidiary issuers and guarantors party thereto from time to time, and Ankura Trust Company, LLC, as the Trustee and Collateral Agent, dated as of August 6, 2019 (the “Second Lien Notes Indenture”), pursuant to HC II, LLC issued $400 million aggregate principal amount of second lien notes. The Issuer, Goldman Sachs Merchant Banking Division and Ares Management entered into a Note Purchase Agreement, dated August 6, 2019 (the “Note Purchase Agreement”) pursuant to which Goldman Sachs Merchant Banking Division and Ares Management agreed to purchase the second lien notes.

CUSIP 68 404L 102	SCHEDULE 13D	Page 11 of 21

First Lien Term Loan

On August 6, 2019, HC II, LLC, as initial borrower (prior to the debt assumption, as the “Initial Borrower”), the Issuer, as parent borrower (following the debt assumption, as the “Parent Borrower” and, together with the Initial Borrower, the “Borrowers”), certain subsidiaries of Omega and the Issuer as guarantors (the “Guarantors”) and Bank of America, N.A., as administrative agent (in such capacity, the “Administrative Agent”), entered into the First Lien Credit Agreement. Capitalized terms used in this description of the First Lien Credit Agreement but not defined herein have the meaning assigned to such terms in the First Lien Credit Agreement.

Borrowings under the First Lien Term Loan Facility will bear interest at a rate equal to, at the option of the Parent Borrower, either (i) the then applicable Eurocurrency Rate plus an Applicable Rate of 4.50% or (ii) the then applicable Base Rate plus an Applicable Rate of 3.50%; provided that, in each case, the respective Applicable Rates shall be subject to a 25 basis point step-down if either (x) the First Lien Net Leverage Ratio is less than or equal to 3.70:1.00 or (y) the Term B Loans have a B1 rating from Moody’s and a B rating from S&P. The Parent Borrower is also required to pay customary agency fees under the First Lien Credit Agreement.

The First Lien Credit Agreement requires scheduled quarterly payments on the First Lien Term Loan Facility in annual amounts equal to 0.25% of the original principal amount of the First Lien Term Loan Facility outstanding on August 6, 2019 (the “Closing Date”) commencing with the last day of the second full fiscal quarter after the Closing Date with the balance paid at maturity.

In addition, the First Lien Term Loan Facility requires the Parent Borrower to prepay outstanding term loan borrowings, subject to certain exceptions, with:

•	50% (which percentage will be reduced if the Parent Borrower attains certain leverage ratios) of the Parent Borrower’s annual excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales and other dispositions of property; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the First Lien Credit Agreement. The Parent Borrower may, with limited exceptions, voluntarily repay outstanding loans under the First Lien Term Loan Facility at any time, without prepayment premium or penalty, subject to customary “breakage” costs with respect to Eurocurrency Rate Loans.

All obligations under the First Lien Term Loan Facility are unconditionally guaranteed by each of the Parent Borrower’s existing and future direct and indirect material, wholly owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by first priority security interest in each of the Parent Borrower’s subsidiaries’ capital stock (subject to certain exceptions) and substantially all of the Parent Borrower’s and the other Loan Party’s property and assets (other than the ABL Priority Collateral), (the “Term Loan Priority Collateral”), in each case subject to certain exceptions, and a second priority security interest in the ABL Priority Collateral (as defined below).

The First Lien Credit Agreement contains certain customary affirmative covenants and events of default. The negative covenants in the First Lien Credit Agreement include, among other things, limitations (none of which are absolute) on the Parent Borrower’s and its Restricted Subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;
•	create liens on certain assets;
•	make certain loans or investments (including acquisitions);
•	pay dividends on or make distributions in respect of its capital stock or make other restricted payments;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;
•	sell assets;
•	enter into certain transactions with its affiliates;

CUSIP 68 404L 102	SCHEDULE 13D	Page 12 of 21

•	change the nature of its business;
•	restrict liens; and
•	modify the terms of certain debt or organizational agreements.

The lenders and their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for the Parent Borrower and its affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses.

The First Lien Term Loan matures on August 6, 2026.

ABL Credit Agreement

On August 6, 2019, the Borrowers, the Guarantors and the Administrative Agent, entered into the ABL Credit Agreement pursuant to which certain financial institutions provided an asset based loan revolving credit facility (the “ABL Facility”) with aggregate commitments of $150 million (including a letter of credit sub-facility and swing line loan sub-facility). Capitalized terms used in this description of the ABL Credit Agreement but not defined herein in this description of the ABL Credit Facility have the meaning assigned to such terms in the ABL Credit Agreement.

Borrowings under the ABL Facility will bear interest at a rate equal to, at the option of the Parent Borrower, either (i) the then applicable Eurocurrency Rate plus an Applicable Rate of 2.50% or (ii) the then applicable Base Rate plus an Applicable Rate of 1.50%; provided that, in each case, the respective Applicable Rates shall be subject to a (x) 25 basis point step-up if Historical Excess Availability as a percentage of the Line Cap is less than 33.33% or (y) 25 basis point step-down if Historical Excess Availability as a percentage of the Line Cap is greater than or equal to 66.66%.

In addition to paying interest on outstanding principal under the ABL Facility, the Parent Borrower is required to pay a commitment fee at a rate equal to 0.250% or 0.375% per annum based on average daily revolving credit exposure under the ABL Facility in respect of the unutilized commitments thereunder. The Parent Borrower is also required to pay customary agency fees under each ABL Facility as well as letter of credit participation fees computed at a rate per annum equal to the Applicable Rate for Eurocurrency Rate Loans on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit under the ABL Facility.

The ABL Facility requires the Parent Borrower to prepay outstanding revolving credit borrowings, subject to certain exceptions, if the Total Revolving Credit Exposure exceeds the Line Cap.

The Parent Borrower may voluntarily repay outstanding loans under the ABL Facility at any time, without prepayment premium or penalty.

All obligations under the ABL Facility are unconditionally guaranteed by each of the Parent Borrower’s existing and future direct and indirect material, wholly owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by first priority security interest on of each the Parent Borrower’s and each of its subsidiaries’ inventory, accounts receivable, cash, deposit accounts and certain assets and property related thereto (the “ABL Priority Collateral”), in each case subject to certain exceptions, and a third priority security interest in the Term Loan Priority Collateral.

The ABL Facility matures on August 6, 2024.

Second Lien Notes Indenture

On August 6, 2019, prior to the consummation of the Mergers, HC II, LLC, as initial issuer (prior to the debt assumption, the “Initial Issuer”), the Issuer, as parent issuer (following the debt assumption, the “Parent Issuer” and, together with the Initial Issuer, the “Indenture Issuers”), the Guarantors and Ankura Trust Company, LLC, as trustee (in such capacity, the “Ankura Trustee”) and collateral agent (in such capacity, the “Ankura Collateral Agent”), entered into an indenture (the “Indenture”) with respect to the Senior Secured Second Lien PIK Toggle Floating Rate Notes due 2027 (the “Notes”). Capitalized terms used in this description of the Indenture but not defined herein shall have the meaning assigned to such terms in the Indenture.

Pursuant to the terms of the Indenture, the Indenture Issuers will pay interest, at the option of the Parent Issuer, (i) in cash at a floating rate equal to the sum of the LIBOR rate plus 8.75% per annum (the “Applicable Rate”), or (ii) for any interest period ending on or prior to August 6, 2020, 100% in kind (the “100% PIK Option”), or (iii) for any interest period ending on or prior to August 6, 2021, 50% in kind, with the other 50% to be paid in cash (the “50% PIK Option”); provided that if the Parent Issuer elects the 100% PIK Option in any interest period, the applicable interest rate for such interest period will be the Applicable Rate plus an additional 1.00% per annum, and provided further that if the Parent Issuer elects the 50% PIK Option in any interest period, the applicable interest rate for such interest period will be the Applicable Rate plus an additional 0.50% per annum, with 50% of such interest for such period to be paid by the Issuer in kind and the other 50% to be paid in cash. Interest is payable quarterly in arrears on the 6th day of each November, February, May and August, commencing November 6, 2019. The Notes mature on August 6, 2027.

CUSIP 68 404L 102	SCHEDULE 13D	Page 13 of 21

The Notes are senior secured obligations of the Indenture Issuers. The Indenture Issuers’ joint and several obligations under the Notes and the Indenture are jointly and severally guaranteed (the “Guarantees”) by each wholly-owned domestic restricted subsidiary of the Parent Issuer that the Parent Issuer has caused or will cause to become a Guarantor pursuant to the terms of the Indenture. In addition, the Indenture Issuers, the Guarantors and the Collateral Agent have entered into collateral documents dated the Closing Date (the “Collateral Documents”). Pursuant to the Collateral Documents, the Indenture Issuers’ obligations under the Indenture and the Notes and the Guarantors’ Guarantees are secured by a third priority security interest in the ABL Priority Collateral and a second priority security interest in the Term Loan Priority Collateral.

The Parent Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time from and after the Closing Date for a redemption price equal to:

•	if redeemed during the twelve-month period beginning on August 6, 2019, 103% of the principal amount thereof;

•	if redeemed during the twelve-month period beginning on August 6, 2020, 102% of the principal amount thereof;

•	if redeemed during the twelve-month period beginning on August 6, 2021, 101% of the principal amount thereof; and

•	if redeemed on or after August 5, 2022, 100% of the principal amount thereof;

in each case, plus accrued and unpaid interest, if any, on the Notes redeemed to, but excluding, the applicable redemption date.

The Parent Issuer is obligated to make an offer to purchase all outstanding Notes in cash at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the date of purchase, upon a change of control.

The Indenture requires the Parent Issuer and its restricted subsidiaries, as applicable, to comply with certain other covenants including, but not limited to, covenants that, subject to certain exceptions, limit the Parent Issuer’s and the restricted subsidiaries’ ability to: (i) incur additional indebtedness; (ii) grant liens; (iii) engage in certain sale/leaseback, merger, consolidation or asset sale transactions; (iv) make certain investments; (v) pay dividends or make distributions; (vi) engage in affiliate transactions and (vii) change the nature of their business.

The Indenture provides for certain customary events of default.

Note Purchase Agreement

On August 6, 2019, prior to the consummation of the Mergers, HC II, LLC and the Issuer entered into a note purchase agreement (the “Note Purchase Agreement”) among HC II, LLC as Initial Issuer, the Issuer as Parent Issuer, the Guarantors party thereto and the purchasers named therein (the “Purchasers”) relating to the sale of $400 million aggregate principal amount of the Notes to the Purchasers on the Closing Date in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Note Purchase Agreement contains customary representations, warranties, covenants and closing conditions.

A portion of the net proceeds from the sale of the Notes and borrowings under the First Lien Term Loan will be used to pay all outstanding borrowings and redeem all outstanding notes of Omega and the Issuer and terminate or satisfy and discharge all related credit agreements and indentures. In connection with the Mergers, the Issuer satisfied and discharged its obligations under the (i) Indenture, dated as of February 11, 2014 governing its outstanding 8.875% Senior Notes due 2021 (ii) first lien note purchase agreement, dated June 29, 2017, pursuant to which the Issuer issued first lien senior secured notes and (ii) a second lien note purchase agreement, dated June 29, 2017 pursuant to which the Issuer (a) issued second lien senior secured notes and (b) had the ability to draw upon and issue second lien delayed draw senior secured notes. Omega redeemed all outstanding notes and satisfied and discharged its obligations under the Indenture, dated as of April 7, 2015 governing its Senior Secured Second Lien Floating Rate Notes due 2023. Omega also repaid all borrowings under and terminated its credit agreements governing it $80.0 million revolving credit facility, $415 million first lien term loan and $150.0 million second lien term loan.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the First Lien Term Loan Credit Agreement, the ABL Credit Agreement, the Second Lien Notes Indenture and the Note Purchase Agreement, copies of which are attached hereto as Exhibits 2, 3, 4, and 5, respectively, and each is incorporated herein by reference.

CUSIP 68 404L 102	SCHEDULE 13D	Page 14 of 21

Item 4. Purpose of Transaction.

Merger Agreement

On March 14, 2019, the Issuer, under its former name, BioScrip, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, HC II, Omega Parent, HC Group Holdings III, Inc., a Delaware corporation, Beta Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Beta Sub, Inc.”) and Beta Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer formed for the sole purpose of effecting the Mergers (as defined below) (“Beta Sub, LLC”).

On August 6, 2019, pursuant to the terms of the Merger Agreement, HC II first merged (the “First Merger”) with and into Beta Sub, Inc., where HC II was the surviving corporation (the “Surviving Corporation”). Immediately following the First Merger, the Surviving Corporation was merged with and into Beta Sub, LLC (the “Second Merger”) at which time the separate corporate existence of the Surviving Corporation ceased, and Beta Sub, LLC continued as the Surviving Company (the “Surviving Company”) and a wholly owned subsidiary of the Issuer (the First Merger and such subsequent merger referred to as the “Mergers”). Upon completion of the Mergers, the Surviving Company operates as a wholly owned subsidiary of the Issuer under the name HC Group Holdings II, LLC. Following the Mergers, the Issuer filed a Certificate of Amendment with the State of Delaware to change the Issuer’s name from BioScrip, Inc. to Option Care Health, Inc.

Upon successful completion of the First Merger, all of the shares of HC II’s common stock (other than the shares that are held in the treasury of HC II or owned, directly or indirectly, by the Issuer, Beta Sub, Inc. or Beta Sub, LLC immediately prior to the effective time of the First Merger (“Excluded Shares”)) were cancelled and converted into the right of Omega Parent to receive 542,261,567 shares of the Issuer’s common stock (the “Merger Consideration”). Each share of common stock, par value $0.0001 per share, of Beta Sub, Inc. issued and outstanding immediately prior to the effective time of the First Merger was converted into and became one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation at the effective time of the First Merger. At the effective time of the Second Merger, each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the effective time of the Second Merger was automatically cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor, and the Issuer is the sole member of the Surviving Company. In addition, at the effective time of the First Merger, 28,193,428.41 shares of Common Stock (the “Escrowed Shares”), which shares are referred to as the escrowed shares (together with the Merger Consideration, the “Subject Shares”) were issued to Omega Parent in respect of certain outstanding unvested contingent restricted stock units of the Issuer. Omega Parent owned approximately 81.1% of the issued and outstanding shares of the combined company immediately following the completion of the First Merger.

The issuance of the Subject Shares to Omega Parent (the “Share Issuance Proposal”) was approved at a special meeting of the the Issuer’s stockholders on August 2, 2019.

A description of the material terms of the Merger Agreement has been previously disclosed under the section “The Merger Agreement” on the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on June 26, 2019 (the “Proxy Statement”) and is incorporated by reference into this Item 4.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Merger Agreement is referenced herein as Exhibit 6 and is incorporated by reference to this Item 4.

CUSIP 68 404L 102	SCHEDULE 13D	Page 15 of 21

Voting Agreement

Concurrently with the execution of the Merger Agreement, Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P. and Blackwell Partners LLC — Series A (collectively, the “Holders” for the purpose of this section) entered into a Voting Agreement (the “Voting Agreement”), dated as of March 14, 2019, with Omega Parent and HC II, with respect to all shares of Common Stock, Issuer preferred stock and Issuer warrants beneficially owned by such Holder (together with any such shares or securities of the Issuer acquired by such Holder after the date of the Voting Agreement, the “Voting Agreement Shares”). As of the date of the Merger Agreement, the Holders collectively beneficially owned 1,888,991 shares of Common Stock representing approximately 1.5% of the outstanding Common Stock, 10,823 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) representing approximately 50.04% of the outstanding Series A Preferred Stock and 100% of the Issuer’s Series C Convertible Preferred Stock, par value $0.0001 (the “Series C Preferred Stock”, and together with the Series A Preferred Stock, the “Preferred Stock”).

As of the date of the Merger Agreement, the shares of Preferred Stock owned by the Holders plus the shares of Common Stock owned by the Holders represented approximately 14.24% of the voting rights in respect of the Issuer’s capital stock on an as-converted basis. The Voting Agreement provided, among other things, that such holders vote, on the terms and subject to the conditions specified in the Voting Agreement, in favor of the Share Issuance Proposal, the proposal to approve the Amended Charter (the “Amended Charter Proposal”) and the proposal to approve the amendment to the certificate of designations of Series A Preferred Stock (the “Series A COD Amendment Proposal”), and against any acquisition proposal or matter that would (or would reasonably be expected to) impede, impair, interfere with, delay, postpone, discourage, or otherwise adversely affect the consummation of the Mergers or transactions contemplated thereby (the “Covered Proposals”). In the Voting Agreement, each Holder appointed each of Omega Parent and HC II, with full power of substitution, as such Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Holder’s rights with respect to the Voting Agreement Shares, to vote, and to execute written consents with respect to, each of such Voting Agreement Shares solely with respect to the Covered Proposals.

The Voting Agreement also contained transfer restrictions during the period beginning on the date of the Merger Agreement and ending on the date on which the Voting Agreement was terminated.

The Voting Agreement, per its terms, was terminated at the effective time of the First Merger.

A description of the material terms of the Voting Agreement has been previously disclosed under the section “The Ancillary Agreements — Voting Agreement” on the Proxy Statement and is incorporated by reference into this Item 4.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Voting Agreement is referenced herein as Exhibit 7 and is incorporated by reference to this Item 4.

Support Agreement

Concurrently with the execution of the Merger Agreement, Omega Parent, the Issuer, MDP HC, and Walgreen Co. (Walgreen Co., together with MDP HC, the “Omega Equityholders”) entered into a Support Agreement (the “Support Agreement”) with respect to all of the equity securities of Omega Parent beneficially owned by the Omega Equityholders (together with any such shares or securities of Omega Parent acquired by either Omega Equityholder after the date of the Support Agreement, the “Support Agreement Shares”). The Support Agreement provided that, during the period beginning on the date of the Merger Agreement and ending on the date on which the Support Agreement was terminated, each Omega Equityholder would not (subject to certain specified exceptions, qualifications and limitations), directly or indirectly:

(i) sell, assign, transfer, tender, convert, exchange or otherwise dispose of or encumber its Support

Agreement Shares;

(ii) deposit any Support Agreement Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to any Support Agreement Shares or grant any proxy or power of attorney with respect thereto;

(iii) enter into any contract, option, commitment, or other arrangement or understanding with respect to the direct or indirect sale, transfer, tender, exchange, assignment, or other disposition or encumbrance of any Support Agreement Shares; or

(iv) take any action that would make any representation or warranty of such Omega Equityholder contained in the Support Agreement untrue or incorrect, or have the effect of preventing, impairing, delaying, discouraging or disabling such Omega Equityholder from performing its obligations under the Support Agreement.

In addition, under the Support Agreement, Omega Parent agreed not to issue any equity securities or options or similar rights convertible into equity securities of Omega Parent prior to the expiration or termination of the Support Agreement.

CUSIP 68 404L 102	SCHEDULE 13D	Page 16 of 21

The Support Agreement, per its terms, was terminated at the effective time of the First Merger.

A description of the material terms of the Support Agreement has been previously disclosed under the section “The Ancillary Agreements — Support Agreement” on the Proxy Statement and is incorporated by reference into this Item 4.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Support Agreement is referenced herein as Exhibit 8 and is incorporated by reference to this Item 4.

Registration Rights Agreement

In connection with the Merger Agreement, each of the Issuer and Omega Parent entered into a registration rights agreement at the closing of the Mergers on August 6, 2019 (the “Registration Rights Agreement”). The Registration Rights Agreement, among other things, grants customary registration rights to Omega Parent, including demand registration rights, shelf registration rights and piggyback registration rights. Other stockholders who receive Common Stock pursuant to the Mergers also may become a party to the Registration Rights Agreement (such stockholders, together with Omega Parent, the “Registration Rights Parties”).

Demand Rights. Subject to certain limitations, the Registration Rights Parties have the right, by delivering written notice to the Issuer, to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”) the number of shares of Common Stock requested to be so registered. The Issuer is required to give written notice to all other Registration Rights Parties. Subject to certain limitations, the Issuer agrees to include in the registration all securities with respect to which it receives a written request for inclusion in the registration. Following the demand request, the Issuer will be required to use its best efforts to have the applicable registration statement filed with the SEC within a specified period following the demand and to use best efforts to cause the registration statement to be declared effective.

Shelf Registration Rights on Form S-3. At any time when the Issuer is eligible to file a shelf registration statement on Form S-3, the Registration Rights Parties may request that the Issuer register their shares for resale. The Issuer will be required to give written notice to all other Registration Rights Parties. Subject to certain limitations, the Issuer will agree to include in the Form S-3 registration all securities with respect to which it has received a written request for inclusion in the registration within seven days after it gives notice. Following such request, the Issuer will be required to use its best efforts to cause such shelf registration statement to be declared effective.

Piggyback Rights. The Registration Rights Parties are entitled to request to participate in, or “piggyback” on, registrations of certain securities the Issuer registers for sale at any time after the closing.

A description of the material terms of the Registration Rights Agreement has been previously disclosed under the section “The Ancillary Agreements — Registration Rights Agreement” on the Proxy Statement and is incorporated by reference into this Item 4.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Registration Rights Agreement is referenced herein as Exhibit 9 and is incorporated by reference to this Item 4.

Subject to certain limited exceptions set forth in the Merger Agreement, including the ability to transfer, in the aggregate, an amount not to exceed 20% of the outstanding shares of Common Stock immediately following the closing of the Mergers in Rule 144 sales, Omega Parent is prohibited from transferring, selling, exchanging, encumbering or disposing of any Common Stock issued to it in as merger consideration or Escrowed Shares, each as defined below, for the period commencing on the closing date and ending on the 12-month anniversary of the date of the Merger Agreement.

Director Nomination Agreement

Per the Merger Agreement, each of the Issuer and Omega Parent executed and delivered at the closing on August 6, 2019 a director nomination agreement (the “Director Nomination Agreement”). The Director Nomination Agreement provides that, from and after the closing date until the date that Omega Parent and its affiliates cease to beneficially own Common Stock representing at least 10% of the voting power of the then-outstanding Common Stock, Omega Parent is entitled to nominate for election to the Issuer Board or any committee of the Issuer Board, a number of directors equal to the product obtained by multiplying (a) the percentage of the total voting power of the then-outstanding Common Stock then beneficially owned by Omega Parent and its affiliates and (b) the authorized number of directors on the Issuer Board, including any vacancies, with such product rounded up to the nearest whole number in all cases. The Director Nomination Agreement also provides Omega Parent with the right to fill any vacancies created by the removal, death, disability, disqualification or resignation from the Issuer Board of any of its nominees that is elected to the Issuer Board. In the Director Nomination Agreement, the Issuer agrees to use its reasonable best efforts to ensure that any nominees designated by Omega Parent in accordance with the Director Nomination Agreement are included in the Issuer Board’s slate of nominees to the stockholders for each election of directors and that each nominee designated by Omega Parent is included in the proxy statement prepared by management of the Issuer in connection with soliciting proxies for every meeting of the stockholders at which directors are voted on for election.

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The Director Nomination Agreement automatically terminates on the date on which Omega Parent and its affiliates cease to beneficially own at least 10% of the total voting power of the then outstanding Issuer common stock.

A description of the material terms of the Director Nomination Agreement has been previously disclosed under the section “The Ancillary Agreements — Director Nomination Agreement” on the Proxy Statement and is incorporated by reference into this Item 4.

The foregoing description of the Director Nomination Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Director Nomination Agreement is referenced herein as Exhibit 10 and is incorporated by reference to this Item 4.

Changes to the Issuer Board of Directors and Management

Changes to the Issuer Board and management of the Issuer in connection with the Merger are incorporated herein by reference from Item 5.02 of the Current Report on Form 8-K filed by the Issuer with the SEC on August 7, 2019, and the exhibits attached thereto.

Future Events

Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Additionally, the Reporting Persons may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer or otherwise. The Reporting Persons may review, monitor and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer’s management, competitive and strategic matters, capital structure, liquidity objectives and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement. Furthermore, in each of their capacities as a significant shareholder, the Reporting Persons will from time to time discuss various matters with management and other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

HC I directly owns the 570,454,995 Shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of Shares of Common Stock outstanding, issued to HC I pursuant to the Merger Agreement.

MDP HC is the controlling equityholder of HC I and may be deemed to share voting and dispositive power with respect to the 570,454,995 shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of Shares of Common Stock outstanding, held by HC I by virtue of its ability to collectively direct the decisions of HC I.

MDCP VI-A, as the controlling equityholder of MDP HC, has the ability to direct the investment decisions of MDP HC, including the power to direct the decisions of MDP HC regarding the vote or disposition of the 570,454,995 Shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of Shares of Common Stock outstanding, directly held by HC I; therefore, MDCP VI-A may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

CUSIP 68 404L 102	SCHEDULE 13D	Page 18 of 21

MDP VI-A&C, as the general partner of MDCP VI-A, has the ability to direct the investment decisions of MDCP VI-A, including the power to direct the decisions of MDCP VI-A regarding the vote or disposition of 570,454,995 Shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, MDP VI-A&C may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

MDP LLC, as the general partner of MDP VI-A&C, which in turn is the general partner of MDCP VI-A, has the ability to direct the investment decisions of MDCP VI-A and MDP VI-A&C, including the power to direct the decisions of MDCP VI-A and MDP VI-A&C regarding the vote or disposition of 570,454,995 Shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, MDP LLC may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

Ms. Betten and Mr. Sullivan each serve on the Board of Managers of HC I, are limited partners of MDP VI-A&C, are each a Managing Director of MDP LLC and each serve on of the board of directors of the Issuer. In such capacities, each has the ability to direct HC I’s business decisions, including the power to direct the decisions of HC I regarding the vote or disposition of securities held by HC I. Therefore, Ms. Betten and Mr. Sullivan may be deemed to share voting and dispositive power with respect to the 570,454,995 Shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of Shares of Common Stock outstanding, directly held by HC I.

Messrs. Finnegan and Mencoff, in their capacities as the sole members of a limited partner committee, have the power, acting by majority vote, to direct the decisions of MDCP VI-A regarding the vote or disposition of securities directly held by HC I; therefore, Messrs. Finnegan and Mencoff may be deemed to share voting and dispositive power with respect to the 570,454,995 Shares of the Issuer’s Common Stock, or approximately 81.1% of the total number of Shares of Common Stock outstanding, directly held by HC I.

The percentages in this Item 5 are calculated based on 703,094,114 total shares of Common Stock issued and outstanding as of August 6, 2019.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than HC I.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

(c) Except for the information disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares in the past 60 days.

(d) None of the Reporting Persons, and to the best knowledge of the Reporting Persons, no other person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 7, 2019, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Other than as described above and in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

CUSIP 68 404L 102	SCHEDULE 13D	Page 19 of 21

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of August 7, 2019.
Exhibit 2	First Lien Credit Agreement, dated as of August 6, 2019, among HC Group Holdings II, LLC, as the Initial Borrower, BioScrip, Inc. as the Parent Borrower, the guarantors party thereto from time to time, and Bank of America, N.A., as the Administrative Agent, the lenders party thereto from time to time, and BofA Securities, Inc., as Lead Arranger and Bookrunner and as Syndication Agent and Documentation Agent (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).
Exhibit 3	ABL Credit Agreement, dated as of August 6, 2019, among HC Group Holdings II, LLC, as the Initial Borrower, BioScrip, Inc., as the Parent Borrower, and Bank of America N.A., as the Administrative Agent, Issuing Bank and Swing Line Lender, and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).
Exhibit 4	Second Lien Notes Indenture, dated as of August 6, 2019, among HC Group Holdings II, LLC, as the Initial Issuer, BioScrip, Inc., as the Parent Issuer, subsidiary issuers and guarantors party thereto from time to time, and Ankura Trust Company, LLC, as the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 on the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).
Exhibit 5	Note Purchase Agreement, dated as of August 6, 2019, among HC Group Holdings II, LLC, as the Initial Issuer, BioScrip, Inc., as the Parent Issuer, subsidiary issuers and guarantors party thereto from time to time, and the several initial purchasers party thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).
Exhibit 6	Agreement and Plan of Merger, by and among the Issuer, Beta Sub, Inc., Beta Sub, LLC, HC I, HC II, and HC Group Holdings III, Inc., solely for purposes of Section 7.3(b) therein, dated as of March 14, 2019 (incorporated by reference to Annex A to the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on June 26, 2019).
Exhibit 7	Voting Agreement, by and among Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P. and Blackwell Partners LLC — Series A, HC I and HC II, dated as of March 14, 2019 (incorporated by reference to Annex F to the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on June 26, 2019).
Exhibit 8	Support Agreement, by and among the Issuer, HC I, MDP HC and Walgreen Co., dated as of March 14, 2019 (incorporated by reference to Annex G to the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on June 26, 2019).
Exhibit 9	Registration Rights Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).
Exhibit 10	Director Nominations Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2019

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry Title: Managing Director

Madison dearborn partners vi-A&C, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry Title: Managing Director

Madison Dearborn Capital Partners VI-A, L.P.

By:	Madison Dearborn Partners VI-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry Title: Managing Director

MDP HC Holdings, llc

By:	/s/ Timothy Sullivan
Name: Timothy Sullivan Title: Managing Director

HC Group holdings i, llc

By:	/s/ Nicolas Sassali
Name: Nicolas Sassali Title: Assistant Treasurer

/s/ Elizabeth Q. Betten
Elizabeth Q. Betten

/s/ Timothy Sullivan
Timothy Sullivan

/s/ Paul J. Finnegan
Paul J. Finnegan

/s/ Samuel M. Mencoff
Samuel M. Mencoff